                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               ---------------

                                  FORM 11-K


(x)      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the fiscal year ended December 31, 2001

                                     OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from               to
                                        --------------  ---------------

         Commission file number 1-5674

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                          THE ANGELICA CORPORATION
                           RETIREMENT SAVINGS PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            ANGELICA CORPORATION
                          424 South Woods Mill Road
                      Chesterfield, Missouri 63017-3406

                           THE ANGELICA CORPORATION
                           RETIREMENT SAVINGS PLAN

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE


                                                                        Page
                                                                        ----

Independent Auditors' Report                                            5

Statement of Net Assets Available for                                   6
Plan Benefits - December 31, 2001 and 2000

Statement of Changes in Net Assets                                      7
Available for Plan Benefits for the
Year Ended December 31, 2001

Notes to Financial Statements                                           8-10

Supplemental Schedule                                                   11

   THE ANGELICA
   CORPORATION RETIREMENT
   SAVINGS PLAN

   Financial Statements as of
   December 31, 2001 and 2000 and for the
   Year Ended December 31, 2001 and
   Supplemental Schedule as of
   December 31, 2001 and
   Independent Auditors' Report

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
------------------------------------------------------------------------------




INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits as of December 31, 2001
    and 2000

  Statement of Changes in Net Assets Available for Plan Benefits for the
    Year Ended December 31, 2001

  Notes to Financial Statements

SUPPLEMENTAL SCHEDULE:

  Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at the End of the Year

Certain supplemental schedules required by Rules and Regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Angelica Corporation:

We have audited the accompanying statement of net assets available for plan benefits of The Angelica Corporation Retirement Savings Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2000 were audited by other auditors whose report, dated March 30, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of Plan management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

June 14, 2002

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2001 AND 2000
------------------------------------------------------------------------------------------------------------------------

                                                                                             2001               2000

ASSETS:
  Investments, at fair value                                                             $38,402,590        $38,089,519
  Other assets:
    Participant contributions receivable                                                      93,521            101,326
    Employer contributions receivable                                                         20,841             22,071
    Interest receivable                                                                        7,366             29,971
    Loan payments receivable                                                                  23,515             22,694
    Cash                                                                                      49,574             34,813
                                                                                         -----------        -----------

           Total assets                                                                   38,597,407         38,300,394

LIABILITIES - Refundable participant contributions                                           131,076            193,435
                                                                                         -----------        -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                                   $38,466,331        $38,106,959
                                                                                         ===========        ===========

See notes to financial statements.

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2001
------------------------------------------------------------------------------------------------------------------------

ADDITIONS:
  Participant contributions                                                                                 $ 2,499,916
  Employer contributions                                                                                        598,873
  Participant rollover contributions                                                                             77,555
  Interest and dividend income                                                                                1,830,393
                                                                                                            -----------

           Total additions                                                                                    5,006,737
                                                                                                            -----------

DEDUCTIONS:
  Participant withdrawals                                                                                     4,176,094
  Net depreciation in fair value of investments                                                                 459,351
  Other deductions                                                                                               11,920
                                                                                                            -----------

           Total deductions                                                                                   4,647,365
                                                                                                            -----------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                                                               359,372

NET ASSETS AVAILABLE FOR PLAN BENEFITS, BEGINNING OF YEAR                                                    38,106,959
                                                                                                            -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, END OF YEAR                                                         $38,466,331
                                                                                                            ===========

See notes to financial statements.

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following description of The Angelica Corporation Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan documents.

      GENERAL - The Plan, as amended and restated, was adopted by the Board of Directors of Angelica Corporation (the "Company") to provide participants an opportunity to defer portions of their earnings so as to provide supplementary retirement income and a measure of economic security. The Company is the Plan Administrator and the assets of the Plan are held in trust by UMB Bank (the "Trustee").

      ELIGIBLE PARTICIPANTS - The participating employers in the Plan are the Company and its subsidiaries. All full-time employees who are residents of the United States and who have either (i) completed six months (one year, prior to June 1, 1999) of service with the Company and are age 21 or older or (ii) completed two years of service, are eligible to participate in the Plan, except for certain classifications of employees who are excluded from plan eligibility (as defined by the Plan).

      CONTRIBUTIONS - Eligible employees may contribute up to 12% of their annual compensation to the Plan through payroll deferrals. For each plan year beginning on and after January 1, 2000, the Company provides a matching contribution in an amount equal to 30% of the deferred savings up to, but not exceeding, 6% of the total amount of compensation deferred by the participant per year.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING - The salary deferral and Company matching contributions of each participant's account and earnings thereon are fully vested and nonforfeitable at all times.

      BENEFITS - Participants are entitled to receive the balance of their accounts upon death, total disability, retirement or termination of employment, or upon request after reaching age 59-1/2. Participants who have suffered a hardship (as defined by the Internal Revenue Service and the Plan) may also withdraw all or any portion of their account balances. Benefits are recorded upon distribution.

      LOAN PROVISION - The Plan allows participants to borrow from their accounts, subject to certain limitations. Loans bear interest at the prime rate plus 1/2% at the time the loan was made. All loans are secured by the participant's account and are repayable in installments by payroll deductions.

      INVESTMENT PROGRAMS - Upon enrollment or re-enrollment, each participant shall direct that his or her contributions be invested in one or more of the investment options below in any increment amount as long as their total increments equal 100%. Such direction may be revised by participants on a monthly basis. The investment programs of the Plan are as follows:

         Company Stock Fund - This fund is invested in Angelica Corporation Common Stock.

         Mutual Fund - Each participant may choose to invest in the American Balanced Fund, the EuroPacific Growth Fund, the Federated Max Cap Fund, the Fidelity Aggressive Growth Fund, the Managers Special Equity Fund and/or the Washington Mutual Investors Fund.

         Corporate Bond Fund - This fund is invested in the Fidelity Advisor Strategic Income Fund.

         Interest Income Fund - This fund is invested in group annuity contracts with the Federated Capital Preservation Fund.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are maintained on an accrual basis. The Plan's investments are stated at fair value, as determined by the Trustee, based on publicly stated price information. The average cost method is used to determine the cost of securities sold. Investments in group annuity contracts are stated at contract value, which approximates fair value.

      ADMINISTRATIVE EXPENSES - Costs of administering the Plan are generally borne by the Company and are not charged to the Plan.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

      The Plan invests in various securities that, in general, are exposed to various risks, such as interest rate, credit and small market volatility. Due to the level of risk associated with certain investment securities it is reasonably possible that change in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      RECLASSIFICATIONS - Certain amounts in the prior year have been reclassified to conform to the current year presentation.

3.    INVESTMENTS

      The Trustee of the Plan holds the Plan's investments and executes transactions therein.

      The fair values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000, are as follows:

                                                                                      2001               2000

        American Balanced Fund                                                    $ 2,638,058         $ 2,209,344
        Washington Mutual Investors Fund                                           11,669,877          11,859,923
        Federated Capital Preservation Fund                                        19,578,994          19,098,035

      During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

        Mutual funds                                            $(632,943)
        Common stock                                              173,592
                                                                ---------

                                                                $(459,351)
                                                                =========

4.    INCOME TAX STATUS

      The Company has received a determination letter dated June 17, 2002, from the Internal Revenue Service stating that the Plan qualifies under the Internal Revenue Code; as such, the Plan is exempt from federal income tax, and amounts contributed by the Company and its employees are not taxable to the participants until distributions from the Plan are made.

5.    TERMINATION OF THE PLAN

      The Company reserves the right to terminate its participation in the Plan, although it has not expressed any intent to do so.

6.    RELATED PARTY TRANSACTIONS

      Money market shares are held by UMB Bank. UMB Bank is the trustee of the Plan assets, therefore, transactions involving these funds qualify as party-in-interest.

      Because of its affiliation with the Plan, transactions involving the Angelica Corporation Stock fund qualifies as party-in-interest.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for plan benefits from the financial statements to Form 5500 for the year ended December 31, 2001:

        Net assets available for plan benefits per the Form 5500                $38,612,964
        Loan payments receivable from the second half of December 2001               23,515
        Liability for refundable participant contributions                         (131,076)
        Reduction of loans for December 2001 loan payments                          (39,072)
                                                                                -----------

        Net assets available for plan benefits per the financial statements     $38,466,331
                                                                                ===========


      At December 31, 2001, all of the above reconciling items were recorded within the statement of changes in net assets available for plan benefits but were not reflected within Form 5500.

                                 * * * * * *

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES AT THE END OF THE YEAR
DECEMBER 31, 2001
------------------------------------------------------------------------------------------------------------------------

                                                                                            NUMBER OF
                                                                                            SHARES OR
                 IDENTITY OF ISSUER, BORROWER,                                              PRINCIPAL           FAIR
                   LESSOR, OR SIMILAR PARTY                                                  AMOUNT            VALUE

COMPANY STOCK FUND - Angelica Corporation Common Stock*                                       91,468        $   991,512
                                                                                                            -----------

CORPORATE BOND FUND - Fidelity Advisor Strategic Income Fund                                   9,887             99,961
                                                                                                            -----------

MUTUAL FUND:
  American Balanced Fund                                                                     166,439          2,638,058
  Washington Mutual Investors Fund                                                           413,093         11,669,877
  EuroPacific Growth Fund                                                                     19,638            527,666
  Federated Max Cap Fund                                                                      43,941          1,020,756
  Fidelity Aggressive Growth Fund                                                             12,927            245,870
  Managers Special Equity Fund                                                                 2,775            195,908
                                                                                                            -----------

                                                                                                             16,298,135
                                                                                                            -----------

INTEREST INCOME FUND:
  Federated Capital Preservation Fund                                                      1,957,899         19,578,994
  Loans to participants, interest rates ranging from 5.25% to 10%*                         1,429,687          1,429,687
  UMB Money Market*                                                                            4,301              4,301
                                                                                                            -----------

                                                                                                             21,012,982
                                                                                                            -----------

TOTAL INVESTMENTS                                                                                           $38,402,590
                                                                                                            ===========


*Represents a party-in-interest to the Plan.

                                  SIGNATURE
                                  ---------

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           THE ANGELICA CORPORATION
                                           RETIREMENT SAVINGS PLAN
                                           -----------------------
                                                 (Registrant)


                                           By: /s/ T. M. Armstrong
                                              ------------------------------
                                              T. M. Armstrong, Administrator


June 28, 2002

                                EXHIBIT INDEX



Exhibit No.                Description
-----------                -----------

   23                      Independent Auditors' Consent